August 2, 2016

File: 1-32562

via EMAIL

BY EDGAR PRIVATE CORRESPONDENCE

Attention:	Ms. SiSi Cheng

United States

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Cheng,

Reference:	Stantec Inc.
Form 40-F for the Fiscal Year Ended December 31, 2015
Response to SEC Comment Letter dated August 2, 2016

We are in receipt of your letter dated August 2, 2016, regarding our Form 40-F for the fiscal year ended December 31, 2015 (the “Comment Letter”). We will undertake to provide a fulsome and detailed response to the Comment Letter as soon as possible, but in any event no later than August 16, 2016.

We trust the foregoing is satisfactory. We appreciate having received your comments and look forward to the opportunity to respond to them in detail. Should you have any questions or concerns in the interim, please do not hesitate to contact me.

Regards,

Stantec Inc.

/s/ Dan Lefaivre

Dan Lefaivre, FCPA, FCMA, ICD.D

Executive Vice President & CFO

Phone: (780) 917-7071

Fax: (780) 917-7330

dan.lefaivre@stantec.com

c.	Ivor Ruste, Chair, Audit & Risk Committee
Rob Jolley, Ernst & Young